Lexaria Bioscience Corp.

#100 – 740 McCurdy Road

Kelowna, British Columbia V1X 2P7

1-250-765-6424

February 1, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. Gary Guttenberg

            Re:       Lexaria Bioscience Corp.

                        Registration Statement on Form S-3

                        Filed January 28, 2022

                        File No. 333-262402

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lexaria Bioscience Corp. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:00 AM Eastern Time, February 4, 2022, or as soon as practicable thereafter.

Very truly yours,

Lexaria Bioscience Corp.

By: /s/ Christopher Bunka

Christopher Bunka

Chief Executive Officer